Exhibit 99.1

PRESS RELEASE

ERYTECH Announces the Availability of the Documents for its Annual General Meeting to be held on June 24, 2022

Cambridge, MA (U.S.) and Lyon (France), May 24, 2022 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced the availability of the documents for its Annual General Meeting to be held on Friday, June 24, 2022.

ERYTECH’s shareholders are hereby informed of the Annual General Meeting which will be held on June 24, 2022 at 09:00am CEST at the Hôtel Intercontinental Paris – Le Grand, 2 rue Scribe, 75009 Paris (FRANCE).

Shareholders may participate in the General Meeting as follows:

1.Attend in person;

2.Voting by mail or by internet on the secure voting platform Votaccess; or

3.Give a proxy to any individual or legal entity of their choice, under the applicable legal and regulatory conditions, or give a proxy to the Chairman of the Shareholders' Meeting. The Chairman will then vote on their behalf in favor of the adoption of the draft resolutions presented or approved by the Board of Directors and against the adoption of all other draft resolutions.

Availability of the documents for the Shareholders’ Meeting

The notice of meeting including the agenda and the draft resolutions, together with the principal details for attending and voting at the Combined Shareholders’ Meeting was published in the French Bulletin of Legal Announcements no. 59 on May 18, 2022.

Shareholders have access to the preparatory and information documents for the Shareholders’ Meeting as provided for by law and the regulations. They may also be viewed on the Company’s website at: https://investors.erytech.com/general-meeting.

Shareholders are kindly advised to consult this section on a regular basis, as it may be updated to specify the final terms and conditions of participation in this Shareholders' Meeting, in accordance with sanitary and/or legal and regulatory requirements.

About ERYTECH and eryaspase (GRASPA®) www.erytech.com

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cells’ altered asparagine and glutamine metabolism. The proof of concept of eryaspase as a cancer metabolism agent was established in different trials in acute lymphoblastic leukemia (ALL) and pancreatic cancer. An investigator sponsored Phase 2 trial (IST) evaluating the use of eryaspase in ALL patients who developed hypersensitivity reactions to pegylated asparaginase recently reported positive results, based on which the Company intends to request approval in the United States and potentially other territories. The Company is also pursuing a Phase 1 investigator-sponsored clinical trial in first-line pancreatic cancer.

Eryaspase received Fast Track designation from the U.S. Food and Drug Administration (FDA) for the treatment of advanced pancreatic cancer and treatment of acute lymphoblastic leukemia (ALL) patients who have developed hypersensitivity reactions to E. coli-derived pegylated asparaginase. The FDA and the European Medicines Agency have granted eryaspase orphan drug status for the treatment of pancreatic cancer and ALL. Eryaspase is not an approved medicine.
ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and expects to be able to produce for patients in the United States through an anticipated long-term supply agreement with Catalent, operating from ERYTECH’s former GMP facility in Princeton, New Jersey, USA.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu